Mail Stop 4561

September 21, 2006

G. Jayaraman
Sr. Vice President – Corp. Governance
    & Company Secretary
Satyam Computer Services Limited
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal, R.R.District – 500855
Hyderabad, Andhra Pradesh
India
(91) 40-3063-3535

>   **Re: Satyam Computer Services Limited (File No. 001-15190)**
>   **Form 20-F for the Fiscal Year Ended March 31, 2006**

Dear Mr. Jayaraman:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                        Sincerely,

                        Stephen Krikorian
                        Accounting Branch Chief